Trombly Business Law 1320 Centre Street, Suite 202 Newton, MA 02429 Telephone (617) 243-0060 Facsimile (617) 243-0066
Amy M. Trombly, Esq.	amy@tromblybusinesslaw.com

June 12, 2007

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549

Attn:	Ms. Kathleen Krebs

Re:	CommercePlanet, Inc.
Registration Statement on Form SB-2
File Number: 333-141375

I am securities counsel for CommercePlanet, Inc. (the “Company”). The Company is providing revisions to a table included in Amendment 3 of the Registration Statement on Form SB-2 pursuant to a conversation with a member of the staff on June 11, 2007.

If you have any further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly

Amy M. Trombly
Counsel for CommercePlanet, Inc.

cc:  CommercePlanet, Inc.

Name of eFund entity or affliate with whom financing instrument was entered into	Date of issuance	Face value	Cash the Company received from the financing instrument	Amount paid by the Company to eFund	Interest paid (discount amount on face of the note, if any)	Date of payment	Shares issued as payment	Market price of common stock at day of issue	Amount ($) of each payment (1)	Date warrant issued, if any	Value of warrant, if any (6)	Amount of interest payments, if any (9) ($)	Percentage calculated by dividing the total potential profit eFund could have gotten by the funds the Company received
eFund Capital Partners, LLC	1/19/2004	$305,000	$305,000			1/13/2006	100,000	$0.319	$12,000			$36,600
eFund Capital Partners, LLC	1/19/2004					1/19/2006	150,000	$0.280	$18,000
eFund Capital Partners, LLC	1/19/2004					2/3/2006	32,000	$0.250	$5,528
eFund Capital Partners, LLC	1/19/2004					3/31/2006			$48,500
eFund Capital Partners, LLC	1/19/2004					4/13/2006	619,118	$0.330	$79,433
eFund Capital Partners, LLC	1/19/2004					6/30/2006			$141,539

Subtotal for 1/19/2004 instrument		$305,000	$305,000	$341,600 (10)					$305,000			$36,600	112.00%

eFund Capital Partners, LLC	1/25/2004	$50,000	$50,000			2/2/2006			$10,433			$6,000
eFund Capital Partners, LLC	1/25/2004					3/7/2006	68,000	$0.265	$39,567

Subtotal for 1/25/2004 instrument		$50,000	$50,000	$56,000 (10)					$50,000			$6,000	112.00%

eFund Capital Partners, LLC	4/2/2004	$90,000	$75,000			3/7/2006	330,000	$0.265	$23,000	4/2/2004	$0(7)
eFund Capital Partners, LLC	4/2/2004				$15,000	6/30/2006	170,000	$0.550	$67,000

Subtotal for 4/2/2004 instrument		$90,000	$75,000	$90,000	$15,000				$90,000				120.00%

eFund Capital Partners, LLC	5/5/2004	$90,000	$75,000		$15,000	6/8/2006			$90,000	5/5/2004	$0(8)

Subtotal for 5/5/2004 instrument		$90,000	$75,000	$90,000	$15,000				$90,000				120.00%

eFund Capital Partners, LP	8/15/2004	$60,000	$50,000		$10,000	3/31/2006	439,794	$0.235	$60,000	8/18/2004	$3,000(4)

Subtotal for 8/15/2004 instrument		$60,000	$50,000	$60,000	$10,000				$60,000				120.00%

eFund Capital Partners, LP	9/25/2004	$60,000	$50,000		$10,000	4/13/2006	467,654	$0.330	$60,000	9/25/2004	$0(5)	$4,950

Subtotal for 9/25/2004 instrument		$60,000	$50,000	$64,950 (10)	$10,000				$60,000			$4,950	129.90%

eFund Capital Partners, LLC	4/18/2005	$132,000	$110,000		$22,000	6/30/2005			$13,812
eFund Capital Partners, LLC	4/18/2005					9/30/2005			$118,188

Subtotal for 4/18/2005 instrument		$132,000	$110,000	$132,000	$22,000				$132,000				120.00%

eFund Capital Partners, LLC	8/18/2005	$48,000	$40,000		$8,000	9/30/2005			$5,000
eFund Capital Partners, LLC	8/18/2005					12/31/2005			$13,211
eFund Capital Partners, LLC	8/18/2005					12/31/2005			$29,789	(2)
eFund Capital Partners, LLC	8/18/2005	$125,000	$104,000		$21,000	12/31/2005			$125,000	(2)
eFund Capital Partners, LLC	8/18/2005	$48,000	$40,000		$8,000	12/31/2005			$48,000	(2)

Subtotal for 8/18/2005 instruments		$221,000	$184,000	$18,211	$37,000(3)				$221,000				120.11%

Barrett Evans	8/18/2005	$84,000	$70,000		$14,000	12/31/2005			$84,000	(2)

Subtotal for 8/18/2005 instrument		$84,000	$70,000	$-	$14,000				$84,000				120.00%

eFund Capital Partners, LLC	11/1/2005	$180,000	$176,200		$3,800	3/31/2006			$132,400
eFund Capital Partners, LLC	11/1/2005					6/30/2006			$47,600

Subtotal for 11/1/2005 instrument		$180,000	$176,200	$180,000	$3,800				$180,000				102.16%

eFund Capital Partners, LLC	12/18/2005	$286,789			None.	9/30/2006			$286,789

Subtotal for 12/18/2005 instrument		$286,789		$286,789	$-				$286,789

TOTAL OF ALL EFUND
AND AFFILIATE INSTRUMENTS:		$1,558,789	$1,145,200	$1,319,550	$126,800				$1,398,789			$47,550

(1)
Payments made in common stock have been given a value based on a contractual formula in the instrument to which the payments relate, generally a percentage of market price. The aggregate of all payments total the face value of the instrument including interest in the form of discounts.

(2)
New note issued on December 18, 2005 in the amount $286,789 restructured existing notes issued on August 18, 2005 with face values of $48,000, $125,000, $48,000, and $84,000. The note balances of $29,789, $125,000, $48,000, and $84,000 totalling $286,789 constituted the face value of the new note. The restructure of existing debt issued with the new note included interest in the form of discounts of $8,000, $21,000, $8,000, and $14,000 respectively.

(3)	The total discout amount for all Notes issued on August 18, 2005 is $37,000.

(4)
On August 18, 2004, we issued a warrant to eFund Capital Partners to purchase 150,000 of our common shares at an exercise price of $1.03 per share. The closing price of our stock on August 18, 2004 was $1.05 per share.

(5)
On September 25, 2004, we issued a warrant to eFund Capital Partners to purchase 150,000 of our common shares at an exercise price of $1.25 per share. The closing price of our stock on September 25, 2004 was $1.283 per share.

(6)	Caluculated by subtracting the total exercise price on the date of the issuance of the warrants from the combined market price of the total number of shares underlying the warrants on that date.

(7)	On April 2, 2004, we issued a warrant to eFund Capital Partners to purchase 225,000 of our common shares at an exercise price of $1.53. The market price of our stock on April 2, 2004 was $1.38.

(8)	On May 5, 2004, we issued a warrant to eFund Capital Partners to purchase 225,000 of our common shares at an exercise price of $1.53. The market price of our stock on May 5, 2004 was $1.47.

(9)	Unless indicated in this column, interest amounts are included in the face value of the instrument and listed in the column titled "Interest Paid."

(10)	Includes interest payments not included in the face amount of the instrument.